Exhibit 99.1

Robin Energy Provides Commercial Update

Limassol, Cyprus, June 16, 2026 – Robin Energy Ltd. (NASDAQ: RBNE) ("Robin" or the "Company"), an international ship-owning company providing energy transportation services globally, provides the fleet commercial update for May 2026.

The Company's two LPG carriers continued trading under their respective time charter contracts with reputable counterparties and achieved 100% fleet utilization generating gross monthly charter revenue of $713,000 on aggregate.

Name	Type	DWT	Year Built	Country of Construction	Gross Charter Rate per month	Estimated Redelivery Date
						Earliest	Latest
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	$360,000	Feb-27	Mar-27
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	$353,000	Dec-26	Jan-27

As a result of these fixtures, the Company has secured contracted revenue from the LPG segment in excess of $8.4 million for 2026, providing strong earnings and operating cash flow visibility.

The M/T Wonder Mimosa was sold in April 2026, generating a gain on sale of approximately $6.7 million.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises two LPG Carriers that carry petrochemical gases worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to contracted revenues . We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to market conditions, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com